Filed by Aegon Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aegon Ltd.

Commission File No.: 001-10882

Form F-4 Registration No.: 333-298573

August 26, 2026 Press release

Aegon has filed Shareholder Circular for proposed US redomiciliation

Aegon announces that it has filed with the U.S. Securities and Exchange Commission (SEC) today its registration statement on Form F-4 (Shareholder Circular) in connection with its upcoming Extraordinary General Meeting (EGM), expected to be held on October 8, 2026. The filing is an important step in Aegon’s planned redomiciliation to the United States and supports its ambition to become a leading US life insurance and retirement group.

The Shareholder Circular provides information on all items that will be proposed to the EGM relating to the redomiciliation. This includes the proposed future organizational and governance documents, which are in line with the previously announced governance framework and an Omnibus Incentive Plan. In addition, the Shareholder Circular includes a Voting Undertaking Agreement between Aegon and Vereniging Aegon, its largest shareholder representing approximately 18.4% of the total shareholders’ voting rights that are currently exercisable, under which Vereniging Aegon has agreed it will vote in favor of the Redomiciliation Proposal and the Omnibus Incentive Plan Proposal at the EGM.

Copies of the Form F-4 registration statement and related materials are available on the SEC’s website at www.sec.gov and on Aegon’s website at www.aegon.com.

Contacts

Media relations	Investor relations

Carolien van der Giessen	Yves Cormier

+31 611 953 367	+44 782 337 1511

carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company with the ambition to become a leading US life insurance, annuity, and retirement group with international insurance and asset management subsidiaries. Aegon’s portfolio of businesses includes fully-owned businesses in the United States and Bermuda, and a global asset manager. Via insurance joint-ventures in Spain & Portugal, China, and Brazil, and asset management partnerships in France and China, Aegon combines its international expertise with strong local partners. In addition, it holds a shareholding in a leading Dutch insurance and pensions company and, following completion of the announced sale of Aegon UK which is expected around the end of 2026, will retain a minority shareholding in a leading UK long-term savings and retirement business.

August 26, 2026 Press release

Aegon’s purpose of helping people live their best lives runs through all its activities. As a global investor and employer, Aegon recognizes its responsibility to address issues that affect the environment and society. The company is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

.

August 26, 2026 Press release

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon has filed a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated on October 8, 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500, E-mail: ir@aegon.com

Participants in the Solicitation

Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 26, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: “aim”, “believe”, “estimate”, “target”, “focus”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “goal”, “should”, “would”, “could”, “is confident”, “will”, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect the company’s expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include, but are not limited to, the following:

•

Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and, in relation to Aegon’s shareholding in ASR Nederland N.V., and Aegon’s asset management business, the Netherlands.

•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets.
•	Changes in the performance of financial markets, including emerging markets, such as:
○	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios.
○	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds.
○	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds.
○	The impact from volatility in credit, equity, and interest rates.
•	Changes in the performance of Aegon’s investment portfolio and a decline in the ratings of Aegon’s counterparties.
•	The effect of tariffs and potential trade wars on trading markets and on economic growth, both globally and in the markets where Aegon operates.
•

The lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.

•

The lowering of one or more insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries.

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions, in particular the United States, affecting the capital Aegon is required to maintain and our ability to pay dividends.

•	Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda.
•	Changes affecting interest rate levels and low or rapidly changing interest rate levels.
•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
•	The effects of global inflation, or inflation in the markets where Aegon operates.
•

Changes in the availability of, and costs associated with, liquidity sources, such as bank and capital markets funding, as well as conditions in the credit markets in general, such as changes in borrower and counterparty creditworthiness.

•

Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and, in relation to Aegon’s shareholding in ASR Nederland N.V. and Aegon’s asset management business, the Netherlands.

•

Catastrophic events, either manmade or by nature – including, for example, acts of God, acts of terrorism, acts of war and pandemics – could result in material losses and significantly interrupt Aegon’s business.

•	The frequency and severity of insured loss events.
•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives.
•

Aegon’s projected results, which are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems that are subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect or should errors in those models escape the controls in place to detect them, future performance will vary from projected results.

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.

August 26, 2026 Press release

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.

•	Customer responsiveness to both new products and distribution channels.
•

Third-party information used by Aegon, which may prove to be inaccurate and/or change over time (as methodologies and data availability and quality continue to evolve) and therefore impact our results and disclosures.

•

Operational risks (such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business) which may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.

•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies.
•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, in relation to the proposed Redomiciliation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities.

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow.

•	Changes in the policies of central banks and/or governments.
•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of, or demand for, Aegon’s products.
•	The consequences of an actual or potential break-up of the European Monetary Union in whole or in part and the potential consequences of European Union countries leaving the European Union.
•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting, for example, the ability of Aegon’s operations to hire and retain key personnel, the taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property.

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates.
•

Standard setting initiatives of supranational standard setting bodies, such as the Financial Stability Board and the International Association of Insurance Supervisors, or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon.

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

•

Rapid changes in the landscape for ESG responsibilities, which lead to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, that may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management.

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws.

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.